Wessanen

03 OCT 31 AM 7:21

fax message

Corporate Communications

03037112

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	3

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date	October 27, 2003
Subject	Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

SUPPL

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 11/4

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

persbericht

Corporate Communications

Amstelveen, 29 oktober 2003 (09:15 uur)

Tree of Life en Wild Oats bereiken overeenstemming over beëindiging huidige distributieovereenkomst

Wild Oats Markets, Inc., en Tree of Life, Inc., Wessanen's Amerikaanse dochteronderneming en leverancier van Wild Oats, kondigen vandaag aan dat zij zijn overeengekomen de bestaande distributieovereenkomst per het einde van het eerste kwartaal van 2004 te beëindigen. Beëindiging van het contract zal naar verwachting een positieve invloed hebben op het bedrijfsresultaat van Wessanen in 2004. De huidige vooruitzichten voor 2003 blijven gehandhaaft.

Teneinde de winstgevendheid van het bedrijf te verbeteren lanceerde Wessanen op 27 augustus van dit jaar Operatie Phoenix. Dit uitgebreide programma is gericht op het versterken van Wessanen's financiële positie door de kostenbasis met 100 miljoen euro te verlagen. Ad Veenhof, voorzitter van de Concerndirectie van Wessanen, licht toe: "Winstgevendheid van klanten is in dit kader een belangrijk aandachtspunt. Beide bedrijven hebben zich daarom hard ingespannen om voor het einde van het jaar tot een break-even situatie te komen en vanaf volgend jaar winstgevend te zijn. De huidige stand van zaken doet echter vermoeden dat deze doelstellingen niet zullen worden gehaald. En hoewel we teleurgesteld zijn dat de samenwerking niet tot de verwachte resultaten heeft geleid, zijn beide partijen ervan overtuigd dat beëindiging van de huidige distributieovereenkomst de beste oplossing is voor zowel Tree of Life als Wild Oats."

Tree of Life boekte in de eerste twee kwartalen van 2003 verliezen, welke deels toe te schrijven waren aan kosten gerelateerd aan Wild Oats. De beëindiging van de Tree of Life – Wild Oats distributieovereenkomst zal naar verwachting resulteren in een omzetverlies van ongeveer USD 150 miljoen; dit is minder dan 10% van Tree of Life's totale omzet.
De betreffende bijzondere lasten zullen tijdens de publicatie van de resultaten over het derde kwartaal op 21 november 2003 worden bekendgemaakt.

Concerndirectie
Koninklijke Wessanen nv

Noot voor de redactie

Voor vragen kunt u contact opnemen met Timo de Grefte, Directeur Corporate Communicatie; telefoon 020 547 95 29; e-mail t.grefte@wessanen-hq.com.

Prof E M. Meijerslaan 2 • Postbus 410 • 1180 AK Amstelveen • Telefoon +31 (0)20 547 95 28 • Fax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com • KvK Amsterdam 33145851